SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

Trinity Biotech plc

EXPLANATORY NOTE

Filed herewith as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2022 and for the Six Months ended June 30, 2022 and June 30, 2021 and Management’s Discussion and Analysis of Results of Operations.

As of October 28, 2022, the Registrant and certain of its subsidiaries entered into a Second Amendment to the Credit Agreement and Guaranty with Perceptive Credit Holdings III, LP, as administrative agent for the Lenders. A copy of the amendment is filed herewith as Exhibit 99.3

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech plc Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2022

99.2	Management’s Discussion and Analysis of Results of Operations, Liquidity and Cash Flows

99.3
Second amendment to Credit Agreement and Guaranty Dated as of October 28, 2022 among Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc. (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as the Borrowers, Trinity Biotech PLC and Certain of its Subsidiaries as Guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date: November 15, 2022